Filed by Seacoast Financial Services Corporation

(Commission File No. 000-25077)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Abington Bancorp, Inc.

Commission File No.: 0-16018

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the Seacoast Financial/Abington Bancorp, Inc. merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial and Abington may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the Seacoast Financial/Abington merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the Seacoast Financial/Abington merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the Seacoast Financial/Abington merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the stockholders of Abington may fail to approve the Seacoast Financial/Abington merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial’s and Abington’s markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial’s filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast Financial and Abington have filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 including a proxy statement/prospectus filed with the Securities and Exchange Commission on February 17, 2004. The proxy statement/prospectus was mailed to stockholders of Abington on or about February 20, 2004 and a proxy statement/prospectus supplement was mailed on or about March 15, 2004. Investors are urged to read the registration statement on Form S-4 containing a proxy statement/prospectus regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC’s website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: Investor Relations, telephone (508) 984-6333. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, Massachusetts 02189, Attn: Corporate Secretary, telephone (781) 682-3400. WE URGE STOCKHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Seacoast Financial/Abington merger.

Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington’s 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction.

THE FOLLOWING IS A FORM OF LETTER TO DEPOSITORS OF ABINGTON SAVINGS BANK (A SUBSIDIARY OF ABINGTON BANCORP, INC.) THAT WAS SENT FROM COMPASS BANK (A SUBSIDIARY OF SEACOAST FINANCIAL SERVICES CORPORATION) AND ABINGTON SAVINGS BANK ON APRIL 19, 2004.

[Abington logo]	[CompassBank logo]

[NAME]

[ADDRESS]

April 19, 2004

Dear Valued Customer:

By now you’ve probably heard that, pending regulatory approval, Abington Savings Bank will become part of CompassBank on or about April 29, 2004.* We want to assure you that this is a positive move for everyone involved. That’s why we’re writing to you today — to tell you what’s happening and when, and any effect it may have on you.

The main difference you’ll notice will be that starting May 1, 2004, you will have access to more than

50 CompassBank ATMs throughout Southeastern Massachusetts, Cape Cod and Martha’s Vineyard.

There will be no change to your accounts and your Abington branch will maintain the same hours with the same courteous professionals to serve you.

For more than 145 years, CompassBank has been a solid, respected member of New England’s banking community. Just as important, its commitment to personal service is just as strong as Abington’s. Which is why Seacoast Financial, CompassBank’s parent company, has announced an agreement to merge with Sovereign Bank, the third largest bank in the region, with an outstanding CRA rating and a total commitment to its communities. We’re just awaiting regulatory and shareholder approval, which is expected in the coming months. You will hear directly from Sovereign about any impact the Sovereign merger may have on your accounts.

Your deposits will continue to be insured up to $100,000 per depositor by the FDIC. Additionally, you will continue to have excess deposit insurance coverage through the Depositors Insurance Fund (DIF) until the expected close of the Seacoast Financial Corporation acquisition by Sovereign Bancorp this summer. Customers who have deposit accounts at both Abington Savings Bank and CompassBank as of the Compass/Abington merger date will continue to have those deposits insured separately by the FDIC for six months from the date of the merger, which is currently expected to occur on April 29, 2004.

Certificates of deposit (CDs) will continue to have separate FDIC insurance until the first maturity date after that six-month period. If you have a CD that matures between the legal merger date of April 29, 2004, and October 29, 2004, and you renew it for the same term and amount, including accrued interest, this account will be insured separately from your other accounts until the new maturity date.

Should you have any questions about the combination with CompassBank or the upcoming merger of CompassBank with Sovereign Bank, please feel free to call us at 1-800-649-6663. You’re very important to us, and we want you to feel comfortable with what’s happening with your financial partner.

Sincerely,

/s/ James P. McDonough	/s/ Kevin G. Champagne

James P. McDonough	Kevin G. Champagne
President and CEO	President and CEO
Abington Savings Bank	CompassBank

P.S. Our goal is to protect your privacy, so you may receive more than one copy of this mailing if you maintain accounts with different titles.

*Pending receipt of regulatory approvals.

ABINGTON SAVINGS BANK • 533 Washington St. • P.O. Box 2006 • Abington, MA 02351